FORM 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The following are extracts from a transcript of a presentation given by The Thomson Corporation on October 25, 2007 at 8:30 a.m. ET. The filing of these extracts under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation, in particular the discussion of the proposed acquisition of Reuters Group PLC and remarks related to Thomson’s outlook and prospects, includes forward-looking statements, such as Thomson’s beliefs and expectations regarding its financial performance in 2007. These statements are based on certain assumptions and reflect Thomson’s current expectations. Forward-looking statements also include statements about Thomson’s beliefs and expectations related to its ability to deliver continued growth and profitability and drive shareholder value, its anticipated run-rate savings and costs related to THOMSONplus as well as the timing for the program, its beliefs about the benefits to shareholders and customers of the combined Thomson-Reuters business after the deal closes and the opportunities that may be available to the combined business. While Thomson believes that the proposed transaction with Reuters Group PLC will be approved by antitrust/competition authorities, there can be no assurance that the required approvals will be obtained, how long it will take to obtain such approvals or what conditions, if any, such authorities may impose. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include the ability to achieve the cost savings and synergies contemplated through the proposed Reuters transaction; the failure of Reuters shareholders to approve the proposed transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters after the transaction closes; and the diversion of management time on proposed transaction-related issues. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson’s latest annual information form, which is also contained in its most recent annual report on Form 40-F filed with the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson speak only as of the date they are made. Thomson disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed Reuters transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com and from Thomson. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, USA. For further information about the public reference room, call the SEC at +1 800-732-0330.

THE THOMSON CORPORATION

THIRD-QUARTER 2007 CONFERENCE CALL

OCTOBER 25, 2007; 8:30 a.m. ET

Frank Golden  - The Thomson Corporation - VP of IR

…..Dick Harrington, our President and CEO, will…..provide an update on the proposed Reuters acquisition…..

The following discussion contains forward-looking statements that relate to future results and events and are based on Thomson’s current expectations. Actual results may differ materially from those currently expected due to a number of risks and uncertainties discussed in documents that we provide to the regulatory agencies……

Dick Harrington  - The Thomson Corporation - President and CEO

……I will provide a regulatory update related to the Reuters acquisition. I will also touch on the opportunities the Thomson-Reuters combination will bring for our customers, employees and shareholders…….

Now let me turn to the Reuters regulatory approval process and recap where we stand. As you know, we were informed by the European Commission on October 8 that it will proceed to a Phase II review. The Commission’s move was not a surprise, given the deal’s size and complexity. We’re comfortable with the process and have always planned for the possibility of a Phase II review in our business planning. We anticipate that the review will be completed during the first quarter of 2008 and hope we can work with the regulators to expedite this process and complete the transaction in or around the first quarter of next year.

As we have said since we announced the transaction in May, we continue to believe a combined Thomson and Reuters will enhance competition as well as customer value.

In the U.S., we have entered into a timing agreement with the Department of Justice related to its regulatory review. Under the agreement, the DOJ will provide us with a decision by January 15, 2008.

And lastly, the integration planning teams have been in place for several months and continue to make progress. The teams are laying the groundwork to ensure that when the deal closes, we will be off to a running start, having identified the opportunities that will drive the business and better serving our customers.

Now let me discuss the opportunities that the acquisition of Reuters presents for Thomson and our shareholders. As I said when we announced the Reuters acquisition in May, this combination is the next logical step for Thomson. We have developed the strategy, the business model and the capital structure to support this acquisition and to take this major step.

When the deal closes, we will become the largest provider of information services and solutions to business and professional customers across the globe, supported by a world-class news service. We will deliver high-end critical content electronically, with software, tools and services that enable our customers to perform at a higher level. The acquisition enables Thomson to achieve a global footprint, combined with a global brand, faster than we could have achieved on our own. This global footprint will be set on a solid foundation in North America and Europe and will also give us over $1 billion in revenue in the growing Asia-Pacific market.

In addition, we will have the management talent and financial strength and a strong operating position to capitalize on the opportunities in our markets. The net result is that we believe Thomson and Reuters will create shareholder value and will be beneficial for our customers…..

With the acquisition of Reuters, Thomson’s business model becomes even more attractive, gaining a first-class brand and a global reach. And with a clear strategic vision, sound operating performance and financial stability, Thomson remains well positioned to drive shareholder value for years to come…..

Bob Daleo  - The Thomson Corporation - CFO

....For the quarter, corporate costs……increase consisted primarily of $29 million of Reuters acquisition-related integration costs……

I would like to reiterate several items……that will affect the fourth quarter's results……Lastly, we will continue to make the necessary investments to best facilitate a smooth integration with Reuters and expect to incur additional acquisition-related integration costs of about $30 million in the quarter……

QUESTION AND ANSWER

…..Tim Casey  - BMO Capital Markets - Analyst

I’m wondering, can you talk about when you expect to have some sort of roadmap that you will be able to present to your customers in the Financial segment? Obviously, you’ve got some big decisions to make on integrating Reuters and Thomson. When do you think you’ll be out talking to customers so that they can decide what products they are going to continue to take, some they may drop and obviously some they may accelerate purchase of?

Dick Harrington  - The Thomson Corporation - President and CEO

Tim, I think it’s really difficult for us to answer the question while we are in the middle of the DOJ and European Commission process….

Karl Choi  - Merrill Lynch - Analyst

I just want to ask, in the Thomson Financial area, have you seen any changes in renewal patterns or more or more pricing resistance, given some of the market turmoil?....

Dick Harrington  - The Thomson Corporation - President and CEO

The anomaly on Thomson Financial, I would say there’s been obviously some minor issues with customers who want to take a wait-and-see attitude on what the new products are. But, that said, I think we are performing — the units that are performing — Bob mentioned a number of units that are performing at 7%-plus organic growth. Those units we would expect to perform regardless of the transaction, and so we feel pretty comfortable that Thomson Financial is basically achieving market rate growth based on the product line that we have. And so, although there is some noise out there from some of the customers, it has had minimal effect on Thomson Financial…..

Peter Appert  - Goldman Sachs - Analyst

Can you talk a little bit about how deep you are able to go pre-transaction in terms of planning the integration? And I ask specifically in the context of the $29 million in costs you cite, which seems like a very high number, at least based on my understanding of the restrictions that are on you currently. So how deep can you go, and why are those costs so high?

Dick Harrington  - The Thomson Corporation - President and CEO

Well, Peter, first of all, what we can do is obviously anything dealing with basically what the corporate office is going to look like, which is HR, finance, etc., certain infrastructure costs. What we have not been able to do — what we won’t be able to do until a review is done is do a deeper dive into customers, into products, etc. So as far as the costs are concerned, I will let Bob go over the costs with you.

Bob Daleo  - The Thomson Corporation - CFO

Yes, there are really two large components of it. One is consultants, because we have hired Deloitte and McKinsey to help us manage that, and they are working with us full time in terms of laying out the planning. So the consultants’ costs are up-front in terms of helping you plan, and then once you acquire the business, then you execute. And those consulting costs fall away — well, the bulk of them fall away.

The other thing is that we have put in place, as you would expect, a series of retention bonuses with our own people to make sure that we get the continuity of performance in the business and that we treat our employees fairly, particularly as it relates to Thomson Financial, because as we’ve said and it’s known by our employees that we’re integrating Thomson Financial into Reuters. So there are many good people there and we want to make sure we continue to motivate the sales organization, keep management in place, and there are costs associated with that that are above and beyond the normal run rate costs of the business. And that’s why these costs, because they’re our own employees, these costs we need to expense as opposed to include them as part of any deal costs.

Peter Appert  - Goldman Sachs - Analyst

I understand. And $29 million, would that be a run rate for the next couple of quarters, or for the fourth quarter, let’s say?

Bob Daleo  - The Thomson Corporation - CFO

As I’ve said, it certainly would be for the fourth quarter. I think that as we get closer into 2008, we will share what information we have….

Michael Meltz  - Bear Stearns - Analyst

…..One, to follow up on Peter’s question there, the $60 million you are talking about, is any of that — is there a separate capitalized cost regarding that integration effort?....

Bob Daleo  - The Thomson Corporation - CFO

In terms of the integration costs, the integration costs are not — there are deal costs that are separate from this. Those would be things like bank fees and legal fees and others. Those costs are capitalized. In fact, you see some small amounts of them reflected in our cash flow, where we’ve made payments to the banks and so on, so roughly about $20 million in the quarter. So those are separate. These costs, integration costs, are actually costs that we need to expense because they are in preparation of the transaction and don’t qualify for being capitalized as part of the transaction……